NEWS RELEASE

Shaw to Acquire ENMAX Envision

CALGARY, AB (April 8, 2013) – Shaw Communications Inc. (“Shaw”) (TSX:SJR.B) (NYSE:SJR) today announced that it has entered into agreements to acquire ENMAX Envision Inc. (“Envision”) from ENMAX Corporation (“ENMAX”) for approximately $225 million (the “Transaction”). Envision is ENMAX Corporation’s high-speed data communications subsidiary, operating one of Calgary’s largest fibre-optic networks and specializing in providing large bandwidth solutions to businesses that require a dedicated internet connection or need to connect multiple locations over private networks.

“The combination of Envision and Shaw Business will create a very competitive value proposition for Calgary’s business customers looking for leading connectivity, integrated services, and effective and responsive service,” said Brad Shaw, Chief Executive Officer of Shaw. “This transaction catapults our growth in the competitive Calgary business marketplace, and demonstrates our resolve to grow this segment of our business.”

“We look forward to expanding Shaw Business with a highly attractive offering for Calgary’s business community, including products and services complementary to those currently offered by Envision,” Mr. Shaw said.

The purchase price will be funded with cash on hand and through Shaw’s existing credit facility. Both ENMAX and Shaw are committed to closing the Transaction as quickly as possible.

“We are proud of the success of ENMAX Envision making it attractive to a variety of potential buyers,” said Gianna Manes, President and Chief Executive Officer of ENMAX. “We are pleased to have come to terms with Shaw Communications Inc. and believe Envision’s customers and employees will be well served by this transaction. For ENMAX, this transaction enables us to continue to strengthen our financial position and positions us for future investment as we look to grow our electricity business.”

CIBC World Markets Inc. acted as exclusive financial advisor to Shaw in connection with the Transaction. BMO Capital Markets Inc. acted as exclusive financial advisor to ENMAX Corporation in connection with the sale process resulting in the Transaction.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

About ENMAX Corporation
ENMAX Corporation, through subsidiaries and predecessors, has provided Albertans with safe, reliable electricity for over 100 years. The ENMAX group of companies provides electricity, natural gas and value-added services to over 835,000 residential, commercial and industrial metered customer locations in Alberta. ENMAX Energy Corporation, a subsidiary of ENMAX Corporation, is Alberta’s leading competitive electricity retailer. Through subsidiaries, ENMAX Energy is one of Alberta’s largest investors in renewable energy and the first Canadian electricity retailer to offer customers the option to support wind generated energy.

For media inquiries, please contact:

Kara Bussey, Media Relations
Shaw Communications Inc.
(403) 750-7453
kara.bussey@sjrb.ca

Doris Kaufmann Woodcock
Senior Media Relations Advisor
ENMAX Corporation
403-689-6150 (media line)
mediaroom@enmax.com / @ENMAX